UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
MULTIMEDIA GAMES HOLDING COMPANY, INC.
(Exact name of the registrant as specified in its charter)

Texas
(State or other jurisdiction of incorporation)

Commission File No. 000-28318	74-2611034 (IRS Employer Identification Number)

206 Wild Basin Road South, Austin, Texas 78746
(Address of principal executive offices)
Todd F. McTavish, SVP, General Counsel, Chief Compliance Officer and Corporate Secretary (512) 334-7500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Mineral Disclosure

Items 1.01 and 1.02	Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Multimedia Games Holding Company, Inc.'s Conflict Minerals Report for the year ended December 31, 2013 is attached hereto as Exhibit 1.02 and is publicly available at http://ir.multimediagames.com/sec.cfm.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MULTIMEDIA GAMES HOLDING COMPANY, INC.

Date: June 30, 2014	By:	/s/ Todd F. McTavish
Todd F. McTavish
SVP, General Counsel, Chief Compliance Officer and Corporate Secretary